[LOGO] Koor Industries Ltd.
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                                                         Office Of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax: 972-3-6238425

                                                         27 November 2002

The Securities Authority        The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.          54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464                 Tel Aviv 65202                  Jerusalem 91007
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Fax: 02-6513940                 Fax: 03-5105379
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Dear Sirs,


Re:  Immediate Report (NO. 22/2002)
     Koor Industries Ltd. (Company No. 52-001414-3)
     ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

   1.   Today in the early morning, the Company has published in the United
        States a press release regarding the following matter:

        o  Financial results for the third quarter of the year 2002.

   2.   Attached please find the press release.



                                                        Yours Sincerely,

                                                      Shlomo Heller, Adv.
                                                        Legal Counsel




        Koor Industries Ltd.
        Platinum House
        21 Ha'arba'ah Street
[LOGO]  Tel Aviv, Israel 64739
        Tel.972.3.623.8333
        Fax.972.3.623.8334
        www.koor.com


KOOR INDUSTRIES  LTD. REPORTS  THIRD QUARTER AND FIRST NINE  MONTHS 2002
CONSOLIDATED RESULTS

  o  Decline in Quarterly and Nine Month Net Loss
  o  13% increase in First Nine-Month Gross Profit
  o  79% increase in First Nine-Month Operating Profit

TEL  AVIV,  Israel  -  November  26,  2002 - Koor  Industries  (NYSE:KOR),  (the
"Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the third quarter and first nine months ended September 30, 2002.

Third Quarter Results
Revenues from consolidated companies (not including ECI Telecom, which is accounted for on an equity basis) for the third quarter totaled $366 million, compared to $404 million for the third quarter of 2001, a 9.4% decrease. The decline in revenues stems mainly from a decline in revenues at Telrad, partially offset by a strong increase in the revenues of the Elisra Group.

Operating income from consolidated companies for the third quarter was $24 million, compared to $27 million for the same period in 2001. Operating margin for the quarter was 6.6%, compared to 6.7% for the same period in 2001.

Net loss for the quarter was $66 million or $4.34 per diluted ordinary share and $0.87 per American Depositary Share (ADS). This is compared with a net loss of $114 million or $7.53 per diluted ordinary share and $1.51 per American
Depositary Share (ADS) for the third quarter of 2001.

In November 2002 the company commissioned an evaluation of ECI in order to assess the value of the company's investment in ECI for its third quarter financial results. The independent external appraiser determined ECI's value, as at September 30, 2002, in the range of $490 - $560 million (equivalent of $4.58
- $5.22 per ECI Share). As a result of this evaluation Koor reduced the value of this investment in its balance sheet by $27 million. However, the net effect of this accounting entry on the net loss was only $5 million, since it was offset by a reclassification of a $22 million capital reserve. Following this provision
Koor's  investment  in ECI stands at $172  million  reflecting  $5.22 per share.
ECI's share price on November 25, 2002 was 2.47.

First Nine Months Results
Revenues from consolidated companies for the first nine months totaled $1,152 million, compared to $1,155 million for the same period in 2001.

Operating income from consolidated companies for the first nine months was $95 million, compared to $53 million for the same period in 2001, a 79.2% increase.
Operating margin for the first nine months was 8.2%, compared to 4.6% for the same period in 2001, a substantial increase.

Net loss for the first nine months was $186 million or $12.26 per diluted ordinary share and $2.45 per American Depositary Share (ADS). This is compared with a net loss of $482 million or $31.76 per diluted ordinary share and $6.35 per American Depositary Share (ADS) for the first nine months of 2001.

Net loss for the first nine months also includes a special accounting item due to reclassification of Shareholder's Equity item "foreign currency translation adjustments" as "Retained Earnings" of $82 million recorded in the first quarter. As previously announced, this reclassification of the Shareholders'
Equity item follows wholly-owned Tadiran Ltd. (acquired by Koor in the 1980's) going into voluntary liquidation, and requires reclassifying the Shareholders'
Equity item "foreign currency translation adjustments" as an expense in the Statement of Income, and then as an entry in the Retained Earnings - thus not affecting the company's Shareholders' Equity. The reclassification of the item is included in the Statement of Income for the first quarter of 2002, under "Transfer to Statement of Income of translations differences of autonomous investee ".

Net loss for the first nine months of 2001 included $234 million loss due to the write off of the company's goodwill relating to its investment in ECI, and $6 million relating to discontinued activities.

Commenting on these operating results, Jonathan Kolber, Vice chairman and CEO of Koor said: "Despite the ongoing challenging environments, we continue to see growth in two of our major holdings - Makhteshim Agan Industries and Elisra. Our major telecom holdings, ECI Telecom and Telrad, continue to take substantial steps to focus and streamline in order to strengthen their financial and business position. During the quarter ECI continued to generate a strong cash flow, while Telrad's management initiated a substantial reorganization plan aimed at improving its business." He added "We are pleased with Telrad's progress in its discussions with the banks and employees, as well as with the potential new orders. We believe that the plan will bear first fruits in the first quarter 2003".

Referring to the  accounting  of the Company's  investment in ECI,  Yuval Yanai,
Senior Vice  President  and CFO said "Despite the ongoing  improvement  in ECI's cash position,  Koor is required,  under  accepted  accounting  principles,  and guidelines set out by the Israel  Securities  Authority,  to review from time to time the need to  reduce  the  investment  value of an  investment  following  a decline in the value of the  investment  which is not of a  `temporary  nature'.
Given  the   continued   gap   between   ECI's  book  value  and  ECI's   market
capitalization,  we  commissioned  the said valuation" He added "Koor's Board of
Directors  elected to reduce the value of its  investment in ECI to $172 million
($5.22 per share), given both the recent developments in ECI, and Koor being the major shareholder in ECI"


RESULTS OF KEY HOLDINGS

ECI Telecom
-----------

Revenues (excluding InnoWave, an asset which has been designated for sale) for the third quarter of 2002 were $147 million compared to $174 million in the second quarter of 2002 and $232 million in the third quarter of 2001. Revenues in the third quarter of last year include $14 million from ECI's Business
Systems unit, which was sold during the fourth quarter of 2001. Net loss for the third quarter of 2002 was $89 million compared to a net loss of $77 million for the third quarter of last year.

Revenues for the first nine months of 2002 were $497 million compared to $681 million in the same period last year. Revenues in the first nine months of last year included $46 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001. Net loss for the first nine months was $149 million compared to a net loss of $369 million for the same period last year.

During the quarter, ECI continued to generate cash, enabling it to repay an additional $13 million of bank debt. Net cash (cash, cash equivalents and short term investments minus bank debt) increased to $111 million, compared to $88 million at the end of the second quarter.

During the first nine  months of 2002,  ECI took a $34 million  provision  for a specific doubtful account,  as well as an associated $18 million charge recorded in other  expenses.  Also included in other expenses is $2.2 million  associated with the  spin-off  of its  subsidiary  NGTS  and an  income  of  $11.5  million associated  with  the  sale  of  a  portion  of  the  ECI's  holdings  in  ECtel
(NASDAQ:ECTX).  ECI  recorded an  inventory  write-off  of $7.4,  reversed  $2.6 million in taxes,  and  recorded  a loss from  discontinuing  operations  of $57 million and a loss on the disposal of discontinuing  operations of $18.5 million
- both associated with its subsidiary InnoWave.

In the first nine months of 2001, ECI wrote off $89 million of inventory, recorded impairment of assets, restructuring, and spin-off expenses totaling
$108 million and other expenses of $30 million associated primarily with capital losses and impairment of investments. ECI also took an exceptional provision for doubtful accounts of $5.9 million.

With announcement of Q3 2002 and first nine month results ECI gave guidance for the last quarter of 2002, stating that revenues for the fourth quarter would be flat to down slightly compared to the third quarter.

Makhteshim-Agan Industries
--------------------------
Revenues for the third quarter  totaled $217  million,  compared to $222 million for the same period in 2001, a slight decrease. Operating profit for the quarter was $37 million,  representing 17.0% of revenues, compared to $30 million in the same period in 2001,  representing 13.5% of revenues, a 23% increase. Net profit for the quarter was $13.5  million,  compared to $12.1 million  during the third quarter of 2001, an 11.6% increase.

Revenues for the quarter show a strong improvement in geographic breakdown - 24% year-over-year increase in revenues in Europe, 123% in North America, whilst revenues, given implementation of MA Industries' strategy to reduce its exposure to LatAm, declined by 33%. In addition, after the balance sheet date the company announced acquisition of 11 product lines from Bayer for a total amount of
(euro)205 million. These products generated for Bayer (euro)124 million annual revenues in 2001. This acquisition is another step in the company's strategy to shift the revenues towards the European and North American markets, while reducing the percent of revenues to Latin America. In addition, the company announced the nomination of Shlomo Yanai as CEO, and the nomination of Ilan
Leviteh, the current CEO, as vice-chairman. The nomination will become effective
April 1, 2003.

Revenues for the first nine months totaled $671 million, compared to $663 million for the same period in 2001, a 1.2% increase. Operating profit for the first nine months was $111 million, representing 16.5% of revenues, compared to $99 million in the same period in 2001, representing 14.9% of revenues, a 12.5%
increase. Net profit for the first nine months was $49 million, compared to $47 million in the first nine months of 2001.


Elisra Group
Revenues for the third quarter totaled $81 million, compared to $72 million for the same period in 2001, representing a 12.5% increase. Operating profit for the quarter was $2 million, representing 2.5% of revenues, compared to $5 million in 2001, 6.5% of revenues. Net income for the quarter was $1 million, compared to $3 million for the same period last year. The decline in net income is mainly due to the net loss reported this quarter by its consolidated holding - BVR
Systems (NASDAQ:BVRS).

Revenues for the first nine months totaled $275 million, compared to $217 million for the same period in 2001, representing a 26.7% increase. Operating profit for the first nine months was $17 million, representing 6.2% of revenues, compared to $9 million for the same period in 2001, representing 4.1% of revenues. Net income for the first nine months was $10 million, compared to a $4 million loss for the same period last year.

The final necessary approvals for the agreement for the sale of 30% of Elisra, signed between Koor and Elta Electronic Industries ("Elta"), a wholly owned subsidiary of Israel Aircraft Industries, as well as the cooperation agreement between Elisra and Elta, had not been received when Koor's Board of Directors approved the financial statements for the third quarter and the nine month period ended September 30, 2002.

Telrad Networks
---------------
Revenues for the quarter  totaled $27  million,  compared to $44 million for the same period last year, a 39%  decline.  Net loss for the quarter was $46 million compared to a net loss of $6 million for the same period in 2001.

Revenues for the nine months totaled $98 million, compared to $149 million for the same period last year, a 34% decline. Net loss for the first nine months was $59 million compared to a net loss of $33 million for the same period in 2001.

Telrad's third quarter results include two one time items - a $20 million provision associated with the initiated reorganization plan which includes a reduction in workforce. The second item is a $14 million charge, reflecting a partial write-off of a deferred tax asset.

About Koor

Koor Industries Ltd. is one of Israel's largest and leading  investment  holding companies with  investments in Israel's top technology  export  companies.  Koor
Industries  invests actively in  telecommunications  through its holdings in ECI
Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in
Agro-chemicals  through  MA  Industries.  Koor  Industries,   through  its  Koor
Corporate  Venture  Capital  arm  invests  in early  stage high  growth  Israeli companies  in  the  areas  of  telecom  and  wireless  technologies,  enterprise software, semiconductors, and life science. Koor Industries is traded on the Tel
Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:    Conference call details:
Yuval Yanai                                 Date: November 27, 200
Senior Vice President and CFO               Time: 10:00 pm EMT (15:00 UK, 17:00
Koor Industries Ltd.                        Israel)
                                            US phone: 1-866-500-4953

Tel. +9723 6238 310                         UK phone: 0800-169-8104
Fax. +9723 6238 313                         Israel phone: 03-925-5910
www.koor.com                                Replay numbers: 1-866-500-4953 (US),
                                            +972 (0) 3-925-5932 (International)

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.
**********FINANCIAL TABLES FOLLOW***************



Koor Industries Ltd.                                    (An Israeli Corporation)
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Condensed Consolidated Statement of Operations

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

                                Nine months ended           Three months ended               Year ended

                                  September 30                 September 30                 December 31
                               2002         2001            2002         2001                  2001
                            -----------  ------------    -----------   ------------     ---------------------
                             UnAudited    UnAudited       UnAudited     UnAudited              Audited
                            -----------  ------------    -----------   ------------     ---------------------
                             Convenience translation      Convenience translation      Convenience translation
                             -----------------------      -----------------------      -----------------------
                            (U.S. dollars in thousands)  (U.S. dollars in thousands)  (U.S. dollars In thousands)
                            --------------------------   ---------------------------  ---------------------------
Income from sales and
services                     1,151,643     1,154,947       365,571       404,437                1,568,859
Cost of sales and services     857,764       894,879       275,493       308,781                1,211,693
                               -------       -------       -------       -------                ---------
Gross Profit                   293,879       260,068        90,078        95,656                  357,166

Selling and marketing
expenses                       125,687       126,925        42,530        43,436                  171,631
General and administrative      73,255        80,338        23,505        25,310                  110,189
                                ------        ------        ------        ------                  -------
Operating earnings              94,937        52,805        24,043        26,910                   75,346

Finance expenses, net           87,694        74,151        29,025        36,625                   90,901
                                ------        ------        ------        ------                   ------
                                 7,243       -21,346        -4,982        -9,715                  -15,555

Other income (expenses)        -30,493       -64,643       -25,566        -7,706                 -130,887
                                             -------       -------        ------                 --------
Transfer to statement of
income of  translation
differences of autonomous
investee in voluntary
liquidation                    -82,170
Earnings before taxes on
income                        -105,420       -85,989       -30,548       -17,421                 -146,442

Taxes on income                 12,982         7,045          -784         6,104                    8,162
                                ------         -----          ----         -----                    -----
                              -118,402       -93,034       -29,764       -23,525                 -154,604

Equity in results of
affiliates, net                -53,843      -379,090       -33,288       -89,767                 -398,242
                               -------      --------       -------       -------                 --------
                              -172,245      -472,124       -63,052      -113,292                 -552,846

Minority interest in
subsidiaries, net              -13,741        -4,208        -2,738        -1,156                    1,759
                               -------        ------        ------        ------                    -----

Net loss from continuing
operations                    -185,986      -476,332       -65,790      -114,448                 -551,087

Discontinued operations                       -6,155                                               -6,155

                             ----------   -----------   -----------  -----------               -----------
Net loss for the period       -185,986      -482,487       -65,790      -114,448                  -557,242
                             ==========   ===========   ===========  ===========               ===========

Basic earning (loss) per
Ordinary Share (in $):
Per Share                       -12.26        -31.76         -4.34         -7.53                   -36.69
                                ------        ------         -----         -----                   ------
Per ADS                          -2.45         -6.35         -0.87         -1.51                    -7.34
                                 -----         -----         -----         -----                    -----
Weighted  average shares
outstanding (in thousand)       15,173        15,192        15,173        15,192                   15,188

Koor Industries Ltd                                     (An Israeli Corporation)
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Condensed Consolidated Balance Sheet

                                                September 30          September 30                December 31
                                                        2002                  2001                       2001
                                                   Unaudited             Unaudited                    Audited
                                                                   Convenience translation
Assets                                                           (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                            203,073               155,431                    176,810
Short-term deposits and investments                  209,352               144,083                    132,474
Trade Receivables                                    416,092               563,576                    463,169
Other accounts receivable                            137,655               127,108                    119,656
Assets designed  for sale                              9,176                                           58,419
Inventories                                          404,490               402,649                    385,788
                                                     -------               -------                    -------
Total current assets                               1,379,838             1,392,847                  1,336,316

Investments and Long-Term Receivables                350,394               583,718                    535,187

Fixed Assets, net                                    674,604               713,747                    656,311

Other Assets, net                                    344,652               289,739                    301,782
                                                     -------               -------                    -------

                                         -------------------    ------------------        -------------------
                                                   2,749,488             2,980,051                  2,829,596
                                         ===================    ==================        ===================

Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                        473,086               655,673                    380,821
Trade payables                                       237,319               282,188                    281,382
Other payables                                       279,057               223,705                    221,660
Liability for acquisition of subsidiaries'
shares                                                                      21,033
Customer advances, net                                55,305                52,590                     61,473
                                                      ------                ------                     ------
Total current liabilities                          1,044,767             1,235,189                    945,336
                                                   ---------             ---------                    -------

Long-Term Liabilities:
Long-Term Loans                                      809,224               786,799                    972,520
Debentures                                            85,202                 8,045                     64,809
Customer advances                                     57,905                43,529                     15,188
Deferred taxes on income                              46,726                46,323                     40,586
Accrued employee rights upon retirement               44,455                46,745                     42,095
                                                      ------                ------                     ------
Total long-term liabilities                        1,043,512               931,441                  1,135,198

Minority Interests                                   307,206               293,333                    287,485

Shareholders` Equity                                 354,003               520,088                    461,577
                                                     -------               -------                    -------



                                        --------------------    ------------------        -------------------
                                                   2,749,488             2,980,051                  2,829,596
                                        ====================    ==================        ===================

 Shares outstanding (in thousands)                 15,173.38             15,192.38                  15,169.00
Shareholders equity per ordinary share                 23.33                 34.23                      30.43
Shareholders equity per ADS                             4.67                  6.85                       6.09